Exhibit 99.238

NexTech AR Acquires Self-Service Event Software
Platform: Map Dynamics

The acquisition of Map Dynamics brings self-service event solutions to NexTech’s rapidly growing portfolio of event offerings and strategically positions the company for the shift to hybrid events post COVID

Vancouver B.C., Canada and Athens, Ga. – November 23, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for virtual and hybrid eCommerce, education, conferences and events today announced that it has acquired event management platform, Map Dynamics. The company's self-serve virtual events platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, and hybrid events. It helps organizers create, host, and manage live events for 100,000+ attendees both online and in its branded native event app.

Based in Athens, Georgia, Map Dynamics offers a consolidated set of self-service event management tools through its Event Home Base technology, coupled with dedicated support teams to create flexible, virtual, in-person or hybrid events. The company has worked with a broad array of events including the Sea Otter Classic international cycling races, regarded as the world's largest cycling festival and Repticon reptile and exotic animal expos held throughout the United States. Map Dynamics is also an official partner for multiple state societies of association executives including the Georgia Society of Association Executives (GSAE), the Empire State Society of Association Executives (ESSAE), and the New England Society of Association Executives (NESAE), as well as a partner of the National Apartment Association (NAA).

In the past 19 months, Map Dynamics platform has hosted over 1,700 events with over 60% being live events that took place in 2019, prior to the Company’s switch to virtual hybrid events starting in March 2020. NexTech intends to sell its AR solutions to these customers and offer a self-service, no touch option on top of its InfernoAR white glove service. With this acquisition, NexTech gains tiered pricing options and self-service technology for both live and virtual events which, when combined with its existing immersive AR solutions, creates a formidable powerhouse in the rapidly growing events market.

The addition of Map Dynamics and its Event Home Base technology will help increase an event managers’ flexibility and control as the intuitive and easy-to-use platform allows attendees to participate and gain access to event content from their phone, tablet or desktop anytime and anywhere. NexTech will also gain new, flexible event management and coordination tools that allow for easy transition to or from in-person, virtual and hybrid events, and have proven their ability to increase ROI of up to 140% for event customers. As part of the acquisition NexTech will be hiring all the Map Dynamics talents.

In addition to the newly added portfolio options, Map Dynamics’ reputation as a leading event management technology within the association industry will also position NexTech for growth and expansion into this industry of industries. Over 90,000 associations exist within the U.S. and over 18,000 associations are listed in Canada, creating tremendous potential for new partnerships. According to the American Society of Association Executives (ASAE) “Associations are a major contributor to the meetings industry, which generates $263 billion in spending and funds by both local and national economies”.

Jeremy Minnick, CEO of Map Dynamics comments, “We’re excited to join the team at NexTech and look forward to bringing our platform and our experience serving the association space to this fast-growing and ever-expanding company. After meeting with the NexTech team, it was clear that our goals and values align in many ways; we want to simplify the process for customers with innovative solutions, we aim to provide top-notch service when and where needed, and we help our customers create engaging experiences that meet their unique and changing needs within the new normal. I'm confident that together, we’re going to continue this growth trajectory and will further establish ourselves in the association space."

Evan Gappelberg, CEO of NexTech AR comments, “We’re excited to bring Jeremy and his Map Dynamics team into our rapidly growing NexTech family, which is now approaching 200 talents. Jeremy is a talented programmer who will fit in perfectly with our team as he continues to work on his platform and add even more amazing functionality. We love hiring top talent and welcome his entire team, including his four salespeople and the experienced support staff. We look at this as an opportunity to grow Map Dynamics by 100X, just like we are doing with the recent acquisition of the Jolokia platform, which we closed on in April of 2020 and is now at a run rate of over 10X 2019 revenue, post-acquisition.” Gappelberg continues, “With Map Dynamics’ huge customer base, we have a major opportunity to not only cross sell our AR solutions, which brings enormous and immediate upside, but to also super charge the platform with our significant marketing muscle”.

The total purchase price was $780,000 in cash up front with a 12-month potential earn out of another $525,000. For the past 18 months Map Dynamics generated approximately $1,500,000 in revenue and was about breakeven.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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